March 13, 2026
The Board of Directors
Figure Technology Solutions, Inc.
100 West Liberty Street, Suite 600
Reno, NV 89501
Ladies and Gentlemen:
We have audited the consolidated balance sheets of Figure Technology Solutions, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and have reported thereon under date of March 13, 2026. The aforementioned consolidated financial statements and our audit report thereon are included (incorporated by reference) in the Company's annual report on Form 10-K for the year ended December 31, 2025. As stated in Note 2 to those financial statements, the Company changed its accounting policy to classify payment stablecoins as cash equivalents instead of presenting them within Digital assets, and states that the change in accounting principle is preferable in the circumstances because the change better reflects the economic substance and use of payment stablecoins by the Company. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,